Exhibit 99.1

Jiayin Group Inc. Announces Leadership Change

SHANGHAI, China, May 15, 2026 (GLOBE NEWSWIRE) -- Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced that Ms. Dan Qi has been appointed as the Chief Risk Officer of the Company, effective as of June 1, 2026. Ms. Yifang Xu has resigned from her position as Chief Risk Officer of the Company, effective as of June 1, 2026, for personal reasons. Ms. Xu will continue to serve as a member of the Board of Directors of the Company.

Ms. Dan Qi has served as the Company’s Head of Risk Policy since September 2025. She has 14 years of expertise in big data risk management at top financial technology platforms and digital financial institutions. Prior to joining the Company, Ms. Qi held key risk management roles at WeBank from 2015 to 2025. As a core member of the Weilidai team, she was deeply involved in the end-to-end development of the credit risk management system and built extensive experience in team leadership and development. Between 2012 and 2015, Ms. Qi held risk management roles at Alipay, where she specialized in international payment risk control, and at Guangfa Bank Card Center, where she focused on asset risk prediction and post-credit card collection strategies.

Ms. Qi received her Master’s degree in Economics from Huazhong University of Science and Technology in 2012, and her Bachelor’s degree in Mathematics and Applied Mathematics from Hubei University of Education in 2008.

Mr. Dinggui Yan, the Company’s Founder, Director and Chief Executive Officer, commented, “We would like to express our sincere gratitude to Ms. Xu for her dedicated service and significant contributions to the Company during her tenure. We look forward to Ms. Qi’s expertise in big data risk management strengthening our risk management capabilities and supporting the Company’s sustainable growth.”

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://ir.jiayintech.cn/.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act

Exhibit 99.1

of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan facilitation of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Ms. Emily Lu

Email: ir@jiayinfintech.cn